SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

LANOPTICS LTD.

(Translation of registrant's name into English)

LanOptics Building
3 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F..☑... Form 40-F.....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ..... No .☑....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________]

Contents

Attached hereto and incorporated by reference is the registrant's press release, dated March 25, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By: /s/ Dror Israel
Dror Israel
CFO and Corporate Secretary

Dated: March 25, 2002

Exhibit Index

Exhibit Number	Description
99.1	Press Release, dated March 25, 2002

LANOPTICS BUILDING
3 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
http://www.lanoptics.com E.Mail: dror@lanoptics.co.il

Exhibit 99.1

Contact:
Dror Israel
Director of Finance
LanOptics Ltd. Israel
++972-4-959 6666
E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

LANOPTICS TO BE LISTED ON THE TEL AVIV STOCK EXCHANGE IN ADDITION TO ITS LISTING ON THE NASDAQ NATIONAL MARKET

Yokneam, Israel, March 25, 2002 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced that it has obtained approval to list its shares for trading on the Tel Aviv Stock Exchange (TASE). Shares will begin trading on April 1, 2002.

The dual listing will enable Israeli and international investors, who currently do not trade LanOptics shares in the U.S. for various reasons, including restrictions on trade in the U.S., cost and time difference, to trade in LanOptics shares. Additional advantages of a dual listing include a longer trading day and access to the lower trading costs on the Tel Aviv Continuous Trading (TACT) system.

"We are pleased to initiate dual trading, on Tel Aviv and NASDAQ, concurrently with the arrival of EZchip's NP-1 first network processor samples which are now being tested by EZchip. As EZchip is LanOptics' main holding, Israeli investors will have the chance to invest locally in the world's most advanced network processor", said Dr. Meir Burstin, Chairman of the Board of Directors of LanOptics.

LanOptics shares will continue to be listed for trading on the NASDAQ National Market and the Company will continue to be subject to all of the rules and regulations of NASDAQ and the U.S. Securities and Exchange Commission. The report to the Tel Aviv Stock Exchange will be of the same form required of foreign companies by the U.S. Securities and Exchange Commission.

LanOptics is focused on EZchip Technologies, a fabless semiconductor company providing 10/40 Gigabit network processors. EZchip's breakthrough TOPcore® technology delivers 7-layer full-packet processing at wire speed. EZchip's single-chip solutions enable highly integrated networking equipment, delivering advanced services and unprecedented port density.

For more information, visit the web site at http://www.lanoptics.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

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